Exhibit 99.1

AMENDMENT TO PURCHASE AGREEMENT

This AMENDMENT TO PURCHASE AGREEMENT (this “Amendment”) is entered into as of the 10th day of November 2021, by and between Lorex Investment AG, a Swiss Aktiengesellschaft formed under the laws of Switzerland (“Lorex”), and REV Alpha Holdings LLC, a Delaware limited liability company (the “Purchaser”). Lorex and the Purchaser are each referred to herein as a “Party” and, together, as the “Parties.”

R E C I T A L S:

WHEREAS, the Parties entered into that certain Purchase Agreement, dated as of March 31, 2021 by and between Lorex and the Purchaser (the ”Purchase Agreement”), wherein Lorex agreed to sell 950,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Wilhelmina International, Inc., a Delaware corporation, to the Purchaser;

WHEREAS, the Parties now desire to amend each of Section 2.2 (Subsequent Closings) and Section 2.3 (Stock and Purchase Price Deliveries) of the Purchase Agreement; and

WHEREAS, any term not otherwise defined herein shall have the meaning set forth in the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties agree as follows:

1. Amendment to Section 2.2 and Section 2.3. The Parties hereby agree to amend and replace each of Section 2.2 and Section 2.3, respectively, of the Purchase Agreement in its entirety as follows:

2.2 Subsequent Closings.

(a) “Subsequent Closing” shall mean each of (i) November 15, 2021, (ii) November 26, 2021, (iii) December 10, 2021, (iv) December 31, 2021, (v) March 31, 2022 and (vi) June 29, 2022.

(b) Each Subsequent Closing shall take place in accordance with the schedule set forth below or on such earlier date as the Purchaser may elect by prior written notice delivered to Lorex. At each Subsequent Closing, subject to Section 2.3 and the other terms and conditions hereof, Lorex will sell and deliver to the Purchaser the shares of Common Stock, against payment of cash consideration as follows:

i.	237,500 shares of Common Stock delivered in consideration for the following payments:

A. November 15, 2021 - $518,750

B. November 26, 2021 - $518,750

C. December 10, 2021 - $518,750

D. December 31, 2021 - $518,750

ii.	March 31, 2022 - 118,750 shares of Common Stock in consideration for $1,187,500

iii.	June 29, 2022 - 118,750 shares of Common Stock in consideration for $1,187,500

2.3 Stock and Purchase Price Deliveries.  At each Subsequent Closing, (i) Lorex shall deliver to counsel for the Purchaser, to receive on behalf of the Purchaser, stock certificate(s) representing the shares of Common Stock, free and clear of all Encumbrances (except as may exist by reason of this Agreement, as amended by the Amendment, or pursuant to applicable law), that are contemplated to be transferred to the Purchaser at each Subsequent Closing, as applicable, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with any required stock transfer tax stamps affixed thereto (collectively, the “Stock Deliveries”), and (ii) upon confirmation to the Purchaser of receipt by counsel to the Purchaser of the applicable Stock Deliveries, the Purchaser shall pay or cause to be paid, by wire transfer of immediately available funds to the account specified by Lorex in writing, the purchase price contemplated to be paid at each Subsequent Closing, as applicable; provided, however, that each of the payments set forth in Sections 2.2(b)(i)(A) - (D) shall be made in advance of delivery of the 237,500 shares of Common Stock to be delivered thereto and such shares of Common Stock shall be delivered promptly following receipt of the payments set forth in Sections 2.2(b)(i)(A) - (D). Upon such wire transfer, counsel to the Purchaser may deliver the Stock Deliveries to the Purchaser or any other designee of the Purchaser.

2. Indemnification of Hunter Taubman Fischer & Li. The Parties have requested Hunter Taubman Fischer & Li to act as escrow agent (the “Escrow Agent”) and to hold the shares of Common Stock against payment by the Purchaser. The Parties agree to indemnify and hold harmless the Escrow Agent in its capacity as such and further agree that in the event of a dispute between the Parties, the Escrow Agent may deposit the shares of Common Stock with a court of competent jurisdiction and thereafter shall be relieved of its duties and responsibilities hereunder. The Purchaser understands that the Escrow Agent is serving as counsel to Lorex and agrees that such arrangement shall not conflict with Escrow Agent’s duties as escrow agent pursuant to the Purchase Agreement and this Amendment.

3. Miscellaneous. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations preceding the execution of this Amendment, and that it has executed this Amendment with the advice of such counsel. Each Party and its counsel participated in the drafting and preparation of this Amendment, and any and all drafts relating thereto will be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Amendment against any Party that drafted or prepared it is of no application and is hereby expressly waived by each Party, and any controversy over interpretations of this Amendment will be decided without regard to events of drafting or preparation.

4. No Further Changes. Except as expressly amended hereby in this Amendment, the Purchase Agreement will continue in full force and effect.

5. Counterparts. This Amendment may be delivered by means of electronic communication, including electronic mail in “portable document format” (e.g., “.pdf”), and may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument, which shall have the same effect as physical delivery of the paper document bearing the original signatures.

(Signature pages follow)

IN WITNESS WHEREOF, each of the Parties has hereunto affixed its signature.

Lorex Investments AG	REV Alpha Holdings LLC

By	By

Its	Its

Signature Page to

Amendment to Purchase Agreement

3